Exhibit 99.1

NewCo Tire & Axle L.L.C.

FINANCIAL STATEMENTS

For the period ending October 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

NewCo Tire & Axle L.L.C.

Orange, California

We have audited the accompanying balance sheet of NewCo Tire & Axle L.L.C. as of October 31, 2004, and the related statements of operations, shareholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewCo Tire & Axle L.L.C. at October 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Moss Adams LLP

Seattle, Washington

December 17, 2004

NewCo Tire & Axle L.L.C.

BALANCE SHEET

For the period ending October 31, 2004

(Dollars in thousands)

Current assets:

Cash and cash equivalents	$180
Accounts receivable	694
Inventories	720
Prepaid expenses and other current assets	92

Total current assets	1,686

Equipment, net	20

Total assets	$1,706

Current liabilities:

Accounts payable	$168
Accrued liabilities	72

Total current liabilities	240

Members' capital	1,466

Total liabilities and members' capital	$1,706

See accompanying notes to financial statements.

NewCo Tire & Axle L.L.C.

STATEMENT OF OPERATION

For the period ending October 31, 2004

(Dollars in thousands)

Sales, net		$9,364

Cost of goods sold		7,952

Gross profit		1,412

Operating Expenses
Selling expenses	$126
Rent expense	110
Insurance	129
Equipment rental and repair	191
Depreciation	3
Administrative expenses	279

Total operating expenses		838

Net income		$574

See accompanying notes to financial statements.

NewCo Tire & Axle, L.L.C.

STATEMENTS OF CASH FLOWS

For the period ending October 31, 2004

(Dollars in thousands)

Cash flows from operating activities:

Net income from operations	$574

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3
Change in accounts receivables	(222)
Change in inventories	(190)
Change in prepaid expenses and other current assets	(45)
Change in accounts payable	7
Change in other assets and liabilities	19

Net cash provided by operating activities	146

Cash flows from investing activities:

Purchases of equipment	(16)

Net cash used by investing activities	(16)

Net change in cash and cash equivalents	130
Cash and cash equivalents at November 1	50

Cash and cash equivalents at October 31	$180

See accompanying notes to financial statements.

NewCo Axle & Tire L.L.C.

STATEMENT OF PARTNERS' CAPITAL

For the period ended October 31, 2004

(Dollars in thousands)

	Members' Capital
	West States Recycling	TJT, Inc.	Total

Balance at October 31, 2003	$458	$434	$892

Net income	345	229	574

Balance at October 31, 2004	$803	$663	$1,466

See the accompanying notes to the financial statements.

NEWCO AXLE & TIRE, L.L.C.

NOTES TO FINANCIAL STATEMENTS

October 31, 2004

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Business Activity

NewCo Tire & Axle L.L.C., (the “Company”) is a joint venture, formed on June 9, 2003 as a limited liability company, engaged in the business of repairing and reconditioning axles and tires for the manufactured housing business.  The Company services markets in Arizona, New Mexico, Kansas and parts of southern California.

The Company has two equal 50 percent members consisting of West States Recycling and T.J.T., Inc.   Initial capital contributions consisted of cash and inventories by each member.  Under the terms of the joint venture agreement, the net earnings and losses of the Company are allocated to the members’ capital accounts disproportionately with West States Recycling receiving 60 percent and T.J.T. Inc. receiving 40 percent of the Company’s net earnings and losses.

Future capital contributions are limited to an additional $20,000 in aggregate unless both parties agree to the additional contributions and are willing to contribute 50 percent of the required capital.  In addition, each member has committed to providing a maximum future capital contribution on an as needed basis of up to $100,000.

Major Suppliers and Customers

The Company had three suppliers of axles and tires that represented 10 percent or more of total purchases during the fiscal period October 31, 2004.  Purchases from West States Recycling and West States Tire & Axle, both related parties, comprised 38 percent and 21 percent, respectively, of total purchases during 2004 (see Note E).  An additional supplier represented 15 percent of total purchases during 2004.

The Company has certain major customers for reconditioned tires and axles.  Six companies derive 86 percent of total net sales during 2004, including West States Recycling:

Company A	21
Company B	19
Company C	14
Company D	12
Company E	10
West States Recycling	10

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.  Cash balances are invested in highly rated financial institutions and may at times exceed FDIC insured limits.

Receivables

The Company performs credit history checks before credit terms are offered to customers.  Accounts receivable are generally unsecured.  Bad debts are accounted for using the allowance method.

Expense is recognized based on an estimate of uncollectible accounts.  Trade receivables are generally reported in the balance sheet net of any chargeoffs and the allowance for doubtful accounts.   As of October 31, 2004, all receivables were determined to be fully collectible and no allowance for doubtful accounts was recorded.

Equipment

Equipment is stated at cost.  Depreciation is calculated using the straight-line method over the estimated useful lives for financial reporting purposes.   Estimated useful lives for equipment range between 3 and 5 years.

Repairs and maintenance costs which do not extend the estimated useful lives of equipment are charged to expense in the period incurred.

Revenue Recognition

The Company recognizes revenue at the time delivery is made to the customer.  No agreements exist requiring any performance by the Company subsequent to the sale.  The Company has not historically had significant returns or warranty provisions, as such no allowances are included in the financial statements.

Income Taxes

The members of the Company have elected to be taxed as a limited liability company for federal and state income tax purposes.  As a limited liability company, the proportionate share of taxable earnings and losses of the Company are included on the tax returns of the members.  As a result, no provision for income taxes has been included in the financial statements.

Concentration of Credit Risk

All trade receivables are due from entities involved in the housing industry and are unsecured.  The accounting loss incurred if all parties failed entirely to perform on their obligation is equal to the balance outstanding for trade accounts receivable.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities which as presented in the financial statements approximate fair value due to the short-term nature of these instruments.  The recorded amount of short and long-term borrowings approximates fair value as the interest rates approximate current competitive rates.  The estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies.  Judgment is required in interpreting market data to develop the estimates of fair value and the estimates are not necessarily indicative of amounts the Company could realize in a current market exchange.

Significant Estimates

The presentation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period.  Listed below are the estimates and assumptions that management considers to be significant in the preparation of its financial statements.  Significant estimates used in preparing these financial statements are as follows:

Allowance for Doubtful Accounts — The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and an evaluation of the likelihood of success in collecting the receivable.

Inventory Lower-of-Cost-or-Market – The Company assesses the estimated net realizable value of inventory on hand for the purposes of costing at the lower of cost or market.

Inventory Obsolescence Allowance – The Company evaluates the expected salability and usefulness of inventory on hand for purposes of determining the presence of obsolescence for old, defective, or outdated inventory.

It is reasonably possible that the significant estimates may change within the next year.

NOTE B - INVENTORIES

Inventories are stated at the lower of cost (average cost methods) or market.

Raw materials	$657
Finished goods	63
Total	$720

NOTE C - EQUIPMENT

Equipment	$23
Less accumulated depreciation	3
Total equipment	$20

Depreciation expense was $3,000 for 2004.

NOTE D - LEASES

The Company leases administrative office space, manufacturing facilities, building and warehouse space, and storage yard space from the majority shareholders of West States Recycling (see Note E).  The Company also leases vehicles and trailers from West States Recycling and T.J.T., Inc., both 50 percent members.  The leases, which expire between February 2005 and August 2010, are classified as operating leases.

The future minimum payments by fiscal year under non-cancelable operating lease agreements for years ending October 31 are as follows:

2005	$196
2006	161
2007	158
2008	101
2009	49
Thereafter	17
Total	$682

Rental expense under all operating leases during 2004 were as follows:

Facilities:
Majority shareholders of West States Recycling	$110
Equipment:
West States Recycling	67
T.J.T, Inc.	22
Personnel:
West States Recycling	561
Total	$760

NOTE E - RELATED PARTY TRANSACTIONS

The Company has two equal 50 percent members consisting of West States Recycling and T.J.T., Inc.   Initial capital contributions consisted of cash and inventories by each member.  Under the terms of the joint venture agreement, the net earnings and losses of the Company are allocated to the members’ capital accounts disproportionately with West States Recycling receiving 60 percent and T.J.T. Inc. receiving 40 percent of the Company’s net earnings and losses.

During 2004, the Company purchased tires and axles from West States Recycling to service customers in the southern California market.  Total purchases of tires and axles from West States Recycling during the period were $2,864,714.  Total sales made to West States Recycling during the period were $895,606.

In addition, the Company paid $94,174 to West States Recycling in administration fees.  Through September 2004, the Company leased substantially all of its employees from West States Recycling.  Payments to West States Recycling for leased employees were approximately $561,385 during 2004 and are included in cost of goods sold and administrative expenses, including $17,700 in employer contributions to the West States Recycling employee benefit plan on behalf of the leased employees.  Expenses associated with renting equipment from West States Recycling during the fiscal period were $66,798.  As of October 31, 2004, amounts due to and due from West States Recycling were $26,297 and $149,101, respectively.

The Company rents facilities from the majority shareholders of West States Recycling.  Expenses related to renting the facilities from the related parties during 2004 were approximately $110,000.

The Company also purchased tires and axles from T.J.T., Inc. during 2004 of approximately $118,000 and sold inventory to T.J.T., Inc in the amount of $2,450. During 2004, the Company also incurred expenses of approximately $22,436 for equipment rented from T.J.T., Inc.  As of October 31, 2004, no amounts were due to or due from T.J.T., Inc.

The Company purchased tires and axles of approximately $1,583,853 from West States Tire & Axle, which is owned by a 25 percent shareholder of West States Recycling.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

T.J.T., INC.
Registrant

Date:	January 31, 2005	By:	/s/ Terrence J. Sheldon
Terrence J. Sheldon, President and
Chief Executive Officer

Date:	January 31, 2005	By:	/s/ Larry B. Prescott
Larry B. Prescott, Senior Vice President, Treasurer
and Chief Financial Officer

Date:	January 31, 2005	By:	/s/ Cindy M. Truchot
Cindy M. Truchot, Vice President and Controller

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date:	January 31, 2005	By:	/s/ Terrence J. Sheldon
Terrence J. Sheldon, President, Chief Executive
Officer, and Chairman of the Board of Directors

Date:	January 31, 2005	By:	/s/Ulysses B. Mori
Ulysses B. Mori, Senior Vice President and
Corporate Sales Manager and Director

Date:	January 31, 2005	By:	/s/Larry B. Prescott
Larry B. Prescott, Senior Vice President, Treasurer,
Chief Financial Officer and Director

Date:	January 31, 2005	By:	/s/Arthur J. Berry
Arthur J. Berry, Director

Date:	January 31, 2005	By:	/s/Jerome B. Light
Jerome B. Light, Director

Date:	January 31, 2005	By:	/s/Larry E. Kling
Larry E. Kling, Director

Date:	January 31, 2005	By:	/s/Susan M. Allison
Susan M. Allison, Director

Date:	January 31, 2005	By:	/s/Robert B. Siegel
Robert B. Siegel, Director